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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Maxygen, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
577776107
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	577776107	Page	2	of	7

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Russell J. Howard

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Australia

	5	SOLE VOTING POWER:

NUMBER OF		2,173,648[1]

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		Nil

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,173,648[1]

WITH:	8	SHARED DISPOSITIVE POWER:

Nil

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,173,648[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
1Includes 560,729 shares held by the Russell J. Howard & Maureen C. Howard Trust, of which Dr. Howard is a trustee, and 4,715 shares held by the Maxygen 401(k) Plan. Also includes 1,601,521 shares that are subject to options that are exercisable within 60 days of December 31, 2006.

CUSIP No.	577776107	Page	3	of	7

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Russell J. Howard, Trustee of the Russell J. Howard & Maureen C. Howard Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	5	SOLE VOTING POWER:

NUMBER OF		560,729

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		Nil

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		560,729

WITH:	8	SHARED DISPOSITIVE POWER:

		Nil

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	560,729

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	00

CUSIP No.	577776107	Page	4	of	7
Item 1(a). Name of Issuer
Maxygen, Inc.
Item 1(b). Address of Issuers’ Principal Executive Offices
515 Galveston Drive
Redwood City, California 94063
Item 2(a). Name of Persons Filing
I.	Russell J. Howard

II.	Russell J. Howard, Trustee of the Russell J. Howard & Maureen C. Howard Trust (“Trust”)
Item 2(b). Address of Principal Business Office
515 Galveston Drive
Redwood City, California 94063
Item 2(c). Citizenship
Russell J. Howard       Australia
Trust                           California
Item 2(d). Title of Class of Securities
Common Stock, par value $0.0001
Item 2(e). CUSIP Number
577776107
Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or 2(c), check whether the person filing is a:
Not Applicable

CUSIP No.	577776107	Page	5	of	7
Item 4. Ownership
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
     (a) Amount Beneficially Owned:

Russell J. Howard	2,173,648[2]

Trust	560,729
     (b) Percent of Class:

Russell J. Howard	5.8%

Trust	1.6%
     (c) Number of shares as to which such person has:
i.	Sole power to vote or to direct the vote:

Russell J. Howard	2,173,648[2]

Trust	560,729
ii.	Shared power to vote or to direct the vote:

Russell J. Howard	Nil

Trust	Nil
iii.	Sole power to dispose or to direct the disposition of:

Russell J. Howard	2,173,648[2]

Trust	560,729
iv.	Shared power to dispose or to direct the disposition of:

Russell J. Howard	Nil

Trust	Nil

[2]	Includes 560,729 shares held by the Russell J. Howard & Maureen C. Howard Trust, of which Dr. Howard is a trustee, and 4,715 shares held by the Maxygen 401(k) Plan. Also includes 1,601,521 shares that are subject to options that are exercisable within 60 days of December 31, 2006.

CUSIP No.	577776107	Page	6	of	7
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Beneficiaries of the Russell J. Howard & Maureen C. Howard Trust have the right to receive the proceeds from the sale of 560,729 shares held by such trust, in accordance with the trust documents.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9 ..Notice of Dissolution of Group
Not Applicable.
Item 10. Certification
Not Applicable.

CUSIP No.	577776107	Page	7	of	7
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007	/s/ Russell J. Howard

Russell J. Howard

Russell J. Howard & Maureen C. Howard Trust

	By:	/s/ Russell J. Howard

Russell J. Howard, Trustee